Exhibit 19.1

Insider Trading Policy

1. General Purpose

Federal securities laws prohibit the purchase or sale of securities by persons who are aware of material nonpublic information about a company, as well as the disclosure of material, non-public information about a company to others who then trade in the company's securities. These transactions are commonly known as "insider trading".

Insider trading violations are heavily pursued by the Securities and Exchange Commission and the U.S. Attorney General's Offices and are punished. While the regulatory authorities concentrate their efforts on individuals who trade, or who provide inside information to others who trade, the Federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

The Board of Directors of Expion360 Inc., a Nevada corporation (the "Company"), has adopted this Insider Trading Policy (the "Policy") both to satisfy the Company's obligation to prevent insider trading and to help the Company's personnel avoid the consequences associated with violations of the insider trading laws.

This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company, not just so-called "insiders." Everyone within the Company has worked very hard to establish the Company as a company known for integrity and ethical conduct, and the Company cannot afford to have that reputation damaged.

A copy of this Policy is to be delivered to all current and new employees and consultants upon the commencement of their relationships with the Company.

2. Persons Covered

This Policy applies to and refers to an "insider" and we wish to define it herein. Insiders of the Company are defined as (a) members of our Board of Directors, corporate officers and employees; (b) consultants to the Company or other persons associated with the Company and/or its subsidiaries, including distributors, sales agents or other partners that may, in the course of their work with the Company, receive access to confidential, material non-public information; and (c) household and immediate family members of those listed in (a) and (b) above.

3. Definitions

A) Material non-public information: Material non-public information is defined to be information that is not known to persons outside the immediate company that could be relied upon or considered significant to an investor making a decision to buy or sell the Company's securities. It is currently very difficult to define each and every category under this heading. However, any information that should be considered sensitive and nonpublic material includes but is not limited to the following:

i) Financial results;

ii) Future Earnings or Losses;

iii) News of a pending or proposed sale, merger or acquisition;

iv) Acquisitions, Mergers or Divestitures;

v) Impending bankruptcy or financial liquidity problems;

vi) Major changes in senior management;

vii) Stock dividends or splits;

viii) New equity or debt offerings;

ix) Large contracts in a pending status or in discussion.

Remember, anyone who is reviewing your securities transactions will be doing so after the fact, with the benefit of hindsight. As such, before engaging in any transaction, you should carefully consider how the others might view the transaction.

B) Black-Out Periods: A "Black-Out Period" is a time before and after a significant event wherein an insider may not buy or sell the Company's securities without violating this Policy.

There are four Black-Out Periods for insiders of the Company. These Black-Out Periods begin twenty (20) days prior to the release of financial results for the periods ending March 31, June 30, September 30, and December 31. These Black-Out Periods end three (3) full trading days after the financial results have been announced for the preceding period.

Additional Black-Out Periods may occur when other material events occur, such as a press release sent out to the public, wherein only a select few persons have knowledge of the event. If you are one of these individuals, or if it would appear to an outsider that you were likely to have had access to such information related to the event, then you will not be allowed to purchase or sell the Company's securities so long as the event remains non-public information and for three full trading days after the release of the previous nonpublic information.

Also, the Company may occasionally issue interim earnings guidance or other potentially material information by filing with the Securities and Exchange Commission a Form 8-K or by other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the public market which should take a minimum of three business days. The existence of an additional Black-Out Period will not be announced. If you request pre-clearance of a transaction in the Company's securities during an additional Black-Out Period, you will be informed of the existence of a Black-Out Period, but you may not be advised of the reason for the Black-Out Period.

If you are made aware of the existence of an additional Black-Out Period, you should not disclose the existence of the Black-Out Period to any other person. Whether or not you are designated as being subject to an additional Black-Out Period, you still have the obligation not to purchase or sell the Company's securities while you are aware of the material non-public information.

C) Securities: Securities of the Company are defined as common stock, preferred stock, options to purchase stock, warrants, convertible debt and/or derivative securities. These Black-Out Periods may not apply to the exercise of Stock Option Agreements for Rule 144 common stock of the Company that are issued by the Company or other stock issuances approved by the Board of Directors.

4. Policy

•	No insider may buy or sell the Company's securities at any time when they have material non-public information relating to the Company.
•	No insider may buy or sell securities of another company at any time when they have material nonpublic information about that company, including, without limitation, any company that we conduct ordinary business with, such as customers, vendors or suppliers, when that information is obtained during the course of his/her employment with the Company.
•	No insider may disclose material non-public information to third parties, to any other person, including family members, or make recommendations or express opinions on the basis of material non-public information with regard to trading securities.
•	No insider who receives or has access to our material non-public information may comment on the stock price movement or rumors of other corporate developments that are of possible significance to the investing public, unless it is part of his/her job description (e.g. Investor Relations) or you have been specifically pre-authorized by the Company's CEO or CFO in each instance.
•	If you comment on stock price movement or rumors and/or disclose material non-public information, you should immediately contact either the Company's CEO or CFO.
•	No insider may buy or sell our securities during any of the four Black-Out Periods that occur each fiscal year or any other Black-Out Period.
•	This Policy will continue in effect until the end of the first Black-Out Period after termination of employment or other relationship with the Company.

5. Special Rules

If a concern or question relating to your status within the Company (insider or not, etc.) should arise, please contact the CEO or CFO.

A) Special Rules applicable to the Board of Directors, those officers of the Company who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (persons subject to reports on Forms 3, 4, and 5), and other employees who may be designated from time to time by the CEO, CFO, Board of Directors, or the Company's legal counsel.

1. In addition to the restrictions related to the trading of the Company's securities as defined in Section 4 above, insiders shall not purchase or sell any of the Company's securities, except:

a. After first consulting with and pre-clearing such transaction with the Company's legal counsel;

b. Only during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter.

2. In addition to the restrictions related to the trading of the Company's securities as defined in Section 4 above, insiders shall:

a. Not engage in short sales of the Company's securities;

b. Not buy or sell put options, call options or other derivatives of the Company's securities.

3. In addition to the restrictions related to the trading of the Company's securities as defined in Section 4 above, insiders shall comply with SEC Rule 1 0b-5 with his/her broker when placing purchase or sales orders of the Company's securities near a Black-Out Period Date.

B) Special Rules applicable to officers of the Company that are not subject to Section 16 of the Exchange Act, and assistants and secretaries of insiders, and certain other employees that may be designated from time to time by the CEO, CFO, Board of Directors or the Company's legal counsel.

1. In addition to the restrictions related to the trading of the Company's securities as defined in Section 4 above, insiders shall not:

a. Purchase or sell any the Company's securities except during the period commencing at the opening of the fourth full day after earnings are released with respect to the preceding fiscal quarter and ending twenty (20) days prior to the end of the current fiscal quarter;

b. Not engage in short sales of the Company's securities.

6. Exceptions to the Policy

The restriction related to the trading of the Company's securities as defined in Section 4 above does not apply to the following item:

A) The exercise of stock options for cash under any equity, pension or stock option plan or any other plan later defined; but it will or may apply to the sale of the shares, since the market price does not affect the exercise price stated in the agreement.

7. Potential Criminal and/or Civil Liability and/or Disciplinary Action

The items set forth in this Policy are to be viewed as guidelines, not as comprehensive coverage of all potential instances. Appropriate judgment should be exercised by each individual in connection with the purchase or sale of securities.

Insiders found liable for insider trading may be subject to criminal penalties of up to $5,000,000 and up to twenty (20) years in jail for trading of securities based on material non-public information. In addition, insiders may also be liable for transactions improperly conducted by any person to whom they have disclosed the material non-public information. The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit, directly or indirectly, from the trade(s). There are also civil penalties of up to three times the profit gained or loss avoided that may be imposed.

The Company may also be found liable for insider trading by any insider. The Company may be fined up to $25 million dollars as a criminal penalty, as well as civil penalties of up to $1.0 million or three times the profit gained or loss avoided as a result of the violation.

Furthermore, any employee who is found in violation of this Policy will be subject to disciplinary action, including criminal and civil liability, ineligibility of future participation in equity incentive plans and/or termination of employment.

For all questions or the reporting of any violations, please contact either:

Paul Shoun, 541-797-6714

Brian Schaffner, 541-797-6714

Greg Aydelott, 541-797-6714

Ryan Wilkins, 949-725-4000

Amanda McFall, 949-725-4000